                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                 FORM 11-K/A
                              (Amendment No. 1)


(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2003

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____________ to ___________


                       Commission file number: 1-16681


                    EMPLOYEES' PROFIT SHARING AND SALARY
                DEFERRAL PLAN OF SM&P UTILITY RESOURCES, INC.
                          (Full title of the plan)



                           THE LACLEDE GROUP, INC.
                           (Missouri corporation)
                              720 Olive Street
                         Saint Louis, Missouri 63101
                                314-342-0500
         (Name of issuer of the securities held pursuant to the plan and address of its principal executive offices)


                              Explanatory Note

     This Form 11-K/A amends the annual report on Form 11-K filed June 28, 2004 to revise the report of the independent registered public accounting firm to only make reference to the audit having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). There were no other changes to the previously filed financial statements of the Plan as of and for the years ended December 31, 2003, and 2002.



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EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

TABLE OF CONTENTS
------------------------------------------------------------------------------------

                                                                                PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                           2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
   DECEMBER 31, 2003 AND 2002:

   Statements of Net Assets Available for Benefits                                3

   Statements of Changes in Net Assets Available for Benefits                     4

   Notes to Financial Statements                                                 5-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets Held for
     Investment Purposes at the End of Year                                       9


Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Signatures                                                                       10

Exhibits                                                                         11

         Consent of Deloitte Touche LLP, Independent
           Public Accountants


                                     1

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                          [letterhead of Deloitte]


REPORT OF INDEPENDENT REGISTERED
 PUBLIC ACCOUNTING FIRM

Employee Benefits Committee of the
Employees' Profit Sharing and Salary Deferral Plan of
SM&P Utility Resources, Inc.

We have audited the accompanying statements of net assets available for benefits of the Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 21, 2004



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EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
---------------------------------------------------------------------------------------------------


                                                                        2003               2002

ASSETS:
  Investments:
    Mutual funds                                                     $11,791,304        $10,129,566
    Common stock                                                         257,522            442,679
    Participant loans                                                    516,735            508,607
                                                                     -----------        -----------

          Total investments                                           12,565,561         11,080,852
                                                                     -----------        -----------

  Contributions receivable:
    Participant contributions                                             38,802             50,783
    Employer contributions                                               530,550            817,608
    Interest on participant loans                                            534              1,348
                                                                     -----------        -----------

           Total contributions receivable                                569,886            869,739
                                                                     -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                                    $13,135,447        $11,950,591
                                                                     ===========        ===========


See notes to financial statements.



                                     3

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

EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------------------------

                                                                      2003               2002

ADDITIONS:
  Investment income (loss):
    Interest                                                       $   167,353        $   179,914
    Net appreciation/(depreciation) in investments                   1,541,787         (1,563,894)
                                                                   -----------        -----------

           Total investment gain (loss)                              1,709,140         (1,383,980)
                                                                   -----------        -----------

  Contributions:
    Participant                                                      1,556,519          2,221,870
    Employer                                                           530,550            817,608
    Other                                                               19,917             76,427
                                                                   -----------        -----------

           Total contributions                                       2,106,986          3,115,905
                                                                   -----------        -----------

           Total additions                                           3,816,126          1,731,925

DEDUCTIONS--Benefits paid                                            2,631,270          1,182,532
                                                                   -----------        -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    1,184,856            549,393

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                11,950,591         11,401,198
                                                                   -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                     $13,135,447        $11,950,591
                                                                   ===========        ===========


See notes to financial statements.




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

EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
----------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      GENERAL--The following description of the Employees' Profit Sharing and Salary Deferral Plan of SM&P Utility Resources, Inc. (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established effective July 1, 1987. The Plan is a defined contribution plan which covers employees of SM&P Utility Resources, Inc. (the "Company") who are not represented by a collective bargaining agreement, provided they meet the prescribed eligibility requirements. Certain employees of the Company, act as trustees (the "Trustees") of the Plan and control and manage the operation of the Plan. American United Life Insurance Company ("AUL" or "Custodian") serves as the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PARTICIPATION OR ELIGIBILITY--All full time, employees of the Company who are not represented by a collective bargaining agreement and have attained age 20-1/2 years and completed six months of service, as defined by the Plan document, are eligible to participate.

      CONTRIBUTIONS--Under the Plan, eligible participants may elect a salary deferral of 1% to 15% of compensation, as defined in the Plan document, subject to certain Internal Revenue Code ("IRC") limitations.

      The Company may make discretionary matching contributions from its net profits which are allocated to each eligible participant's account based upon the participant's salary deferral amount. For the years ended December 31, 2003 and 2002, the Company elected to make a matching contribution equal to 50% of each participant's salary deferral amount, up to a maximum of 6% of the participant's compensation. The Company may make additional discretionary contributions which are allocated to each eligible participant in proportion to compensation and are unrelated to any participant salary deferral amounts. No additional discretionary contributions were made during the 2003 and 2002 Plan years.

      ROLLOVERS FROM OTHER QUALIFIED EMPLOYER PLANS--The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan.

      PARTICIPANT ACCOUNTS--In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

      INVESTMENT OPTIONS--There are fifteen investment alternatives available for the investment of contributions to the Plan. Participants may invest their contributions to the Plan in any one or more of the investment funds and may request the transfer of their contributions among the funds. The investment funds consist of mutual, bond, and equity funds offered by the Custodian. During January 2002 the Company was acquired by The Laclede Group, Inc. ("Group"). As a result of the acquisition of the Company by the Group, an option to acquire common stock of Group was offered in place of the


                                     5

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      previous investment option of NiSource Inc. ("NiSource") common stock.
      Effective August 1, 2003 investments of NiSource stock were liquidated and reinvested at the discretion of the participants in any of the remaining investment options. If no option was selected the proceeds from the sale of NiSource stock were defaulted to the AUL American Money Market Fund.

      VESTING--Participants are immediately vested in their contributions and actual earnings thereon. Participants vest ratably over a five-year period in Company contributions and earnings thereon.

      FORFEITURES--Forfeitures of Company matching contributions are used to reduce future Company matching contributions. There were no forfeitures available to offset future Company contributions at December 31, 2003 and 2002. Forfeitures of $50,350 and $20,925 were utilized during the years ended December 31, 2003 and 2002, respectively, to reduce Company contributions.

      PAYMENT OF BENEFITS--Upon retirement or termination of service, participants may elect one of several benefit distribution options including, but not limited to, monthly payments or a lump-sum distribution. There was $12,003 and $7,656 amounts payable to terminated participants at December 31, 2003 and 2002, respectively. Benefits are recorded when paid.

      HARDSHIP WITHDRAWALS--A participant may request withdrawals of their vested account balance if they satisfy hardship requirements established by the plan administrator in accordance with Internal Revenue Service ("IRS") guidelines.

      LOANS--Participants may borrow against their account balance a minimum of $1,000 up to the lesser of $50,000 or 50% of the participant's vested account balance. The repayment period may not exceed five years unless the loan is used to purchase the participant's primary residence, subject to certain restrictions. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by a commercial lender, subject to review periodically by the Employee Benefits Committee.

      RECLASSIFICATIONS--Certain reclassifications have been made to the financial statements of the prior fiscal period to conform with the fiscal 2003 presentation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets, and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

      The Plan invests in corporate stocks and funds that invest in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.


                                     6

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

      INVESTMENT VALUATION--All investments in investment funds and common stock are stated at fair value as reported by the Custodian and based upon quoted market prices. Participant loans are stated at cost which approximates fair value.

      ADMINISTRATIVE EXPENSES--Administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager fees and broker fees are paid out of the net assets of the Plan.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets at December 31:

                                                   2003               2002

AUL Fixed Interest Investment Fund              $2,924,810        $3,076,538
Fidelity (VIP) Growth Fund                       1,805,485         1,342,866
Fidelity (VIP II) Asset Manager Fund               992,827           988,391
SSGA S&P 500 Flagship Fund                       1,229,829           968,265
American Century Ultra Fund                      1,327,719           975,638
PBHG Growth Fund                                   774,588           569,213
AUL American Bond Fund                             871,245           959,244
AUL American Money Market Fund                     966,320           773,515

      During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   2003               2002

Mutual funds                                    $1,495,084        $(1,518,795)
Common stock                                        46,703            (45,099)
                                                ----------        -----------

                                                $1,541,787        $(1,563,894)
                                                ==========        ===========

4.    PARTY-IN-INTEREST

      Certain of the Plan's investments are invested in shares of funds offered by the Custodian and common stock of Group. Therefore, these transactions qualify as party-in-interest transactions. Such investments as of December 31, 2003 are disclosed on the schedule of assets held for investment purposes.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated, participants will become 100% vested in their employer contributions.

6.    TAX STATUS

      The Internal Revenue Service has issued a determination letter dated December 11, 1996, stating the Plan is qualified under applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Company filed an application for determination on January 28, 2004 and the application is still pending. The plan administrator and the Plan's tax counsel believe that the Plan is


                                     7

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      designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded on the financial statements.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                                 DECEMBER 31,
                                                                       -------------------------------
                                                                          2003                2002

Net assets available for plan benefits per the financial
  statements                                                           $13,135,447         $11,950,591

Amounts allocated to withdrawing participants                               12,003               7,656
                                                                       -----------         -----------

Net assets available for benefits per the Form 5500                    $13,123,444         $11,942,935
                                                                       ===========         ===========

Benefit payments and withdrawals per the financial
  statements                                                           $ 2,631,270         $ 1,182,532

Add amounts allocated to withdrawing participants at
  December 31, 2003 and 2002, respectively                                  12,003               7,656

Less amounts allocated to withdrawing participants at
  December 31, 2002 and 2001, respectively                                   7,656               8,934
                                                                       -----------         -----------

Benefit payments and withdrawals per the Form 5500                     $ 2,635,617         $ 1,181,254
                                                                       ===========         ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                 * * * * * *




                                     8


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

EMPLOYEES' PROFIT SHARING AND SALARY DEFERRAL PLAN OF
SM&P UTILITY RESOURCES, INC.

FORM 5500, SCHEDULE H, PART IV, LINE 4I--SCHEDULE OF ASSETS HELD
FOR INVESTMENT PURPOSES AT THE END OF THE YEAR
DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------

 IDENTITY OF ISSUE, BORROWER,                                                                       MARKET
   LESSOR OR SIMILAR PARTY                            DESCRIPTION OF INVESTMENT                     VALUE
Mutual Funds                                *  AUL Fixed Interest Investment Fund               $ 2,924,810
                                               Fidelity (VIP) Growth Fund                         1,805,485
                                               SSGA S&P 500 Flagship Fund                         1,229,829
                                               Fidelity (VIP II) Asset Manager Fund                 992,827
                                               American Century Ultra Fund                        1,327,719
                                               PBHG Growth Fund                                     774,588
                                            *  AUL American Bond Fund                               871,245
                                            *  AUL American Money Market Fund                       966,320
                                               Alger American Leveraged Allcap Fund                 302,550
                                               Fidelity (VIP) High Income Fund                      251,659
                                               American Century Income & Growth Fund                196,506
                                               American Century International Growth Fund           119,842
                                            *  AUL American Value                                    16,854
                                            *  AUL American Asset Director                           11,070
                                                                                                -----------

                                                          Total Mutual Funds                     11,791,304

Common Stock                                *  Laclede Group Common Stock                           257,522

Participant Loans                           *  Various participants, rates from 5.25% to
                                                  10.5%, maturities through May 2009                516,735
                                                                                                -----------

                                                                                                $12,565,561
                                                                                                ===========

* Represents a party-in-interest to the Plan.




                                      9

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                                 SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            EMPLOYEES' PROFIT SHARING
                                            AND SALARY DEFERRAL PLAN
                                            OF SM&P UTILITY RESOURCES, INC.
                                            -------------------------------
                                            (Registrant)



         Date: July 15, 2004              BY /s/ James A. Muhl
              --------------                -------------------------------
                                            James A. Muhl
                                            Trustee



         Date: July 15, 2004              BY /s/ Penelope S. Conway
              --------------                -------------------------------
                                             Penelope S. Conway
                                             Trustee






                                  10

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Exhibits

No.               Description

23                Consent of Independent Auditors





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